Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

August 13, 2014

VIA EDGAR TRANSMISSION

Ms. Allison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Trust for Advised Portfolios (the “Trust”)
Securities Act Registration No: 333-108394
Investment Company Act Registration No: 811-21422
Infinity Q Diversified Alpha Fund (S000046414)

Dear Ms. White:

Pursuant to Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”), the Investment Company Act of 1940, as amended, and the regulations thereunder, transmitted herewith on behalf of the Trust and its series, Infinity Q Diversified Alpha Fund (the “Fund”), is Post-Effective Amendment No. 33 and Amendment No. 34 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) for the purpose of adding disclosure to the prospectus related to the Fund investing in the Subsidiary which is organized under the laws of the Cayman Islands as an “exempted” company for investment company tax status purposes.

Please note that the Staff last provided a full review of the Trust’s registration statement relating to the Fund filed as Post-Effective Amendment No. 28 to the Trust’s Registration Statement on June 12, 2014, and the Trust responded to the Staff’s oral comments and suggestions of June 23, 2014 in a correspondence filing on August 4, 2014.  Therefore, pursuant to Investment Company Act Release No. IC-13768, we hereby request that Post-Effective Amendment No. 33 be afforded selective review limited to only the section of the prospectus related to the Subsidiary.

In addition, on behalf of the Trust and the Fund, we hereby request acceleration of this registration statement Amendment filed herewith on August 13, 2014, whereby the registration statement on Form N-1A would be declared effective no later than August 26, 2014.

Pursuant to the U.S. Securities and Exchange Commission’s authority under Rule 461(a) under the 1933 Act, we have attached a separate letter from Quasar Distributors, LLC, the Fund’s principal underwriter, requesting that effectiveness of the Amendment to the registration statement be accelerated to Tuesday, August 26, 2014, or as soon as practicable thereafter.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (414) 765-6609.

Sincerely,

/s/ Jeanine M. Bajczyk

Jeanine M. Bajczyk, Esq.
Secretary

Trust for Advised Portfolios

Enclosures

QUASAR DISTRIBUTORS, LLC

August 13, 2014

VIA EDGAR TRANSMISSION

Ms. Allison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Trust for Advised Portfolios (the “Trust”)
Securities Act Registration No: 333-108394
Investment Company Act Registration No: 811-21422
Infinity Q Diversified Alpha Fund (S000046414)

Dear Ms. White:

REQUEST FOR ACCELERATION.  As the principal underwriter of the Infinity Q Diversified Alpha Fund (the “Fund”), a series of the Trust, and pursuant to the U.S. Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, as amended, we request that effectiveness of the Registration Statement that is filed herewith on Form N-1A on behalf of the Fund on August 13, 2014, be accelerated to August 26, 2014, or as soon as practicable thereafter.

Very truly yours,

Quasar Distributors, LLC

/s/ James R. Schoenike
James R. Schoenike
President
615 East Michigan Street
Milwaukee, WI  53202